UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 29, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Second Quarter of 2021

Taipei, Taiwan, R.O.C., July 29, 2021 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$126,926 million for 2Q21, up by 18% year-over-year and up by 6% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$10,338 million, up from a net income attributable to shareholders of the parent of NT$6,937 million in 2Q20 and up from a net income attributable to shareholders of the parent of NT$8,477 million in 1Q21. Basic earnings per share for the quarter were NT$2.40 (or US$0.171 per ADS), compared to NT$1.63 for 2Q20 and NT$1.97 for 1Q21. Diluted earnings per share for the quarter were NT$2.30 (or US$0.164 per ADS), compared to NT$1.60 for 2Q20 and NT$1.92 for 1Q21. We have completed the identification of the difference between the cost of the investment and our share of the net fair value of Asteelflash’s identifiable assets and liabilities in 2Q21; therefore, we retrospectively adjusted the amounts for 1Q21. Such adjustments included an increase of NT$397 million to total assets, an increase of NT$507 million to total liabilities and a decrease of NT$110 million to shareholders’ equity as of March 31, 2021. The revaluation resulted in an increase of NT$119 million to inventory cost, depreciation, amortization, income tax benefit and non-controlling interest for 1Q21.

RESULTS OF OPERATIONS

2Q21 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 51%, 9%, 39% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$102,122 million for the quarter, up from NT$97,584 million in 1Q21.

-	Raw material cost totaled NT$58,420 million for the quarter, representing 46% of total net revenues.

-	Labor cost totaled NT$16,144 million for the quarter, representing 13% of total net revenues.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Depreciation, amortization and rental expenses totaled NT$12,402 million for the quarter.

●	Gross margin increased 1.2 percentage points to 19.5% in 2Q21 from 18.3% in 1Q21.

●	Operating margin was 10.4% in 2Q21, compared to 9.1% in 1Q21.

●	In terms of non-operating items:

-	Net interest expense was NT$569 million.

-	Net foreign exchange gain of NT$1,057 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$1,050 million.

-	Net gain on equity-method investments was NT$219 million.

-	Other net non-operating income of NT$513 million was primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$170 million.

●	Income before tax was NT$13,344 million for 2Q21, compared to NT$11,180 million in 1Q21. We recorded income tax expenses of NT$2,648 million for the quarter, compared to NT$2,451 million in 1Q21.

●	In 2Q21, net income attributable to shareholders of the parent was NT$10,338 million, compared to NT$6,937 million in 2Q20 and NT$8,477 million in 1Q21.

●	Our total number of shares outstanding at the end of the quarter was 4,382,932,382, including treasury stock owned by our subsidiaries. Our 2Q21 basic earnings per share of NT$2.40 (or US$0.171 per ADS) were based on 4,309,821,394 weighted average numbers of shares outstanding in 2Q21. Our 2Q21 diluted earnings per share of NT$2.30 (or US$0.164 per ADS) were based on 4,362,634,153 weighted average number of shares outstanding in 2Q21.

2Q21 Results Highlights – ATM2

●	Cost of revenues was NT$58,778 million for the quarter, up by 5% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Raw material cost totaled NT$19,808 million for the quarter, representing 25% of total net revenues.

-	Labor cost totaled NT$13,706 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,398 million for the quarter.

●	Gross margin increased 1.2 percentage points to 25.6% in 2Q21 from 24.4% in 1Q21.

●	Operating margin was 15.0% in 2Q21, compared to 13.4% in 1Q21.

2Q21 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$44,678 million, up by 2% sequentially.

-	Raw material cost totaled NT$38,472 million for the quarter, representing 78% of total net revenues.

-	Labor cost totaled NT$2,336 million for the quarter, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$873 million for the quarter.

●	Gross margin increased 0.7 percentage points to 9.1% in 2Q21 from 8.4% in 1Q21.

●	Operating margin was 2.6% in 2Q21, compared to 2.5% in 1Q21.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q21 totaled US$611 million, of which US$450 million were used in packaging operations, US$116 million in testing operations, US$39 million in EMS operations and US$6 million in interconnect materials operations and others.

●	As of June 30, 2021, total unused credit lines amounted to NT$276,357 million.

●	Current ratio was 1.30 and net debt to equity ratio was 0.60 as of June 30, 2021.

●	Total number of employees was 103,164 as of June 30, 2021, compared to 101,785 as of March 31, 2021.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 43% of our total net revenues in 2Q21, compared to 44% in 1Q21. Two customers each accounted for more than 10% of our total net revenues in 2Q21 individually.

●	Our top 10 customers contributed 55% of our total net revenues both in 2Q21 and 1Q21.

●	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues both in 2Q21 and 1Q21.

EMS Basis

●	Our five largest customers together accounted for approximately 70% of our total net revenues in 2Q21, compared to 73% in 1Q21. One customer accounted for more than 10% of our total net revenues in 2Q21.

●	Our top 10 customers contributed 78% of our total net revenues in 2Q21, compared to 80% in 1Q21.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more nformation, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20-F filed on April 6, 2021.

Supplemental Financial Information

Consolidated Operations

	2Q/21	1Q/21	2Q/20
EBITDA (NT$ Millions)	27,350	24,867	22,488

ATM Consolidated Operations

	2Q/21	1Q/21	2Q/20
Net Revenues (NT$ Millions)	78,988	73,767	69,516
Revenues by Application
Communication	50%	50%	54%
Computing	14%	14%	14%
Automotive, Consumer & Others	36%	36%	32%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	33%	34%	38%
Wirebonding	42%	40%	35%
Discrete and Others	8%	9%	7%
Testing	15%	15%	18%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	570	460	424
EBITDA (NT$ Millions)	24,671	22,566	20,037
Number of Wirebonders	29,056	27,574	24,667
Number of Testers	6,001	5,862	5,790

EMS Operations

	2Q/21	1Q/21	2Q/20
Net Revenues (NT$ Millions)	49,154	47,693	39,709
Revenues by End Application
Communication	39%	39%	46%
Computing & Storage	10%	7%	12%
Consumer	28%	33%	28%
Industrial	16%	14%	10%
Automotive	5%	5%	3%
Others	2%	2%	1%
Capacity
CapEx (US$ Millions)*	39	11	70

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2021	Mar. 31 2021[3]	Jun. 30 2020	Jun. 30 2021	Jun. 30 2020
Net revenues:
Packaging	64,149	59,033	53,622	123,182	105,235
Testing	11,676	11,130	12,690	22,806	24,253
EMS	49,147	47,684	39,703	96,831	72,424
Others	1,954	1,623	1,534	3,577	2,994
Total net revenues	126,926	119,470	107,549	246,396	204,906

Cost of revenues	(102,122)	(97,584)	(88,740)	(199,706)	(169,941)
Gross profit	24,804	21,886	18,809	46,690	34,965

Operating expenses:
Research and development	(5,076)	(4,769)	(4,837)	(9,845)	(9,446)
Selling, general and administrative	(6,554)	(6,209)	(5,545)	(12,763)	(11,029)
Total operating expenses	(11,630)	(10,978)	(10,382)	(22,608)	(20,475)
Operating income	13,174	10,908	8,427	24,082	14,490

Net non-operating (expenses) income:
Interest expense - net	(569)	(572)	(771)	(1,141)	(1,664)
Foreign exchange gain (loss)	1,057	(224)	718	833	394
Gain (loss) on valuation of financial assets and liabilities	(1,050)	391	(17)	(659)	169
Gain (loss) on equity-method investments	219	149	105	368	66
Others	513	528	417	1,041	661
Total non-operating income (expenses)	170	272	452	442	(374)
Income before tax	13,344	11,180	8,879	24,524	14,116

Income tax expense	(2,648)	(2,451)	(1,646)	(5,099)	(2,821)
Income from continuing operations and before non-controlling interest	10,696	8,729	7,233	19,425	11,295
Non-controlling interest	(358)	(252)	(296)	(610)	(459)

Net income attributable to shareholders of the parent	10,338	8,477	6,937	18,815	10,836

Per share data:
Earnings (losses) per share
– Basic	NT$2.40	NT$1.97	NT$1.63	NT$4.37	NT$2.54
– Diluted	NT$2.30	NT$1.92	NT$1.60	NT$4.25	NT$2.49

Earnings (losses) per equivalent ADS
– Basic	US$0.171	US$0.139	US$0.109	US$0.310	US$0.170
– Diluted	US$0.164	US$0.135	US$0.107	US$0.302	US$0.166

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,362,634	4,357,714	4,273,770	4,363,749	4,279,072

FX (NTD/USD)	28.03	28.30	29.94	28.17	29.97

3 We have completed the identification of the difference between the cost of the investment and our share of the net fair value of Asteelflash’s identifiable assets and liabilities in 2Q21; therefore, we retrospectively adjusted the amounts for 1Q21. Such adjustments included an increase of NT$397 million to total assets, an increase of NT$507 million to total liabilities and a decrease of NT$110 million to shareholders’ equity as of March 31 2021. The revaluation resulted in an increase of NT$119 million to inventory cost, depreciation, amortization, income tax benefit and non-controlling interest for 1Q21.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2021	Mar. 31 2021	Jun. 30 2020	Jun. 30 2021	Jun. 30 2020
Net revenues:
Packaging	65,936	61,545	55,732	127,481	109,332
Testing	11,677	11,131	12,693	22,808	24,259
Direct Material	1,372	1,044	1,051	2,416	2,065
Others	3	47	40	50	69
Total net revenues	78,988	73,767	69,516	152,755	135,725

Cost of revenues	(58,778)	(55,760)	(54,434)	(114,538)	(107,309)
Gross profit	20,210	18,007	15,082	38,217	28,416

Operating expenses:
Research and development	(3,829)	(3,697)	(3,777)	(7,526)	(7,425)
Selling, general and administrative	(4,554)	(4,392)	(4,081)	(8,946)	(8,195)
Total operating expenses	(8,383)	(8,089)	(7,858)	(16,472)	(15,620)
Operating income	11,827	9,918	7,224	21,745	12,796

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2021	Mar. 31 2021[3]	Jun. 30 2020	Jun. 30 2021	Jun. 30 2020
Net revenues:
Total net revenues	49,154	47,693	39,709	96,847	72,436

Cost of revenues	(44,678)	(43,682)	(35,979)	(88,360)	(65,658)
Gross profit	4,476	4,011	3,730	8,487	6,778

Operating expenses:
Research and development	(1,274)	(1,097)	(1,085)	(2,371)	(2,068)
Selling, general and administrative	(1,929)	(1,738)	(1,403)	(3,667)	(2,697)
Total operating expenses	(3,203)	(2,835)	(2,488)	(6,038)	(4,765)
Operating income	1,273	1,176	1,242	2,449	2,013

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2021	As of Mar. 31, 2021[3]

Current assets:
Cash and cash equivalents	52,987	73,783
Financial assets – current	4,492	5,114
Notes and accounts receivable	88,644	81,726
Inventories	75,869	66,949
Others	15,369	14,629
Total current assets	237,361	242,201

Financial assets – non-current & Investments – equity method	19,982	19,168
Property plant and equipment	244,861	237,908
Right-of-use assets	9,842	9,067
Intangible assets	78,254	78,810
Others	21,557	19,472
Total assets	611,857	606,626

Current liabilities:
Short-term borrowings	40,460	41,186
Current portion of bonds payable & Current portion of long-term borrowings	8,563	8,133
Notes and accounts payable	70,893	62,059
Others	62,778	56,472
Total current liabilities	182,694	167,850

Bonds payable	48,474	48,457
Long-term borrowings[4]	106,124	124,247
Other liabilities	20,060	20,078
Total liabilities	357,352	360,632

Equity attributable to shareholders of the parent	238,993	229,671
Non-controlling interests	15,512	16,323
Total liabilities & shareholders’ equity	611,857	606,626

Current Ratio	1.30	1.44
Net Debt to Equity Ratio	0.60	0.61

_____________________

4Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2021	2021[3]	2020	2021	2020
Cash Flows from Operating Activities:
Profit before income tax	13,344	11,180	8,879	24,524	14,116
Depreciation & amortization	13,460	13,130	12,785	26,590	25,472
Other operating activities items	(8,573)	(8,559)	(1,659)	(17,132)	(6,135)
Net cash generated from operating activities	18,231	15,751	20,005	33,982	33,453
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(18,440)	(14,053)	(16,587)	(32,493)	(30,192)
Other investment activities items	(1,259)	(205)	1,902	(1,464)	1,697
Net cash used in investing activities	(19,699)	(14,258)	(14,685)	(33,957)	(28,495)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings	(16,640)	19,600	(18,900)	2,960	(5,011)
Other financing activities items	(1,022)	1,613	(457)	591	(262)
Net cash generated from (used in) financing activities	(17,662)	21,213	(19,357)	3,551	(5,273)
Foreign currency exchange effect	(1,666)	(461)	(1,569)	(2,127)	(1,593)
Net increase (decrease) in cash and cash equivalents	(20,796)	22,245	(15,606)	1,449	(1,908)
Cash and cash equivalents at the beginning of period	73,783	51,538	73,829	51,538	60,131
Cash and cash equivalents at the end of period	52,987	73,783	58,223	52,987	58,223